UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 2, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

USEC, Inc.

File No. 001-14287 - CF#27776

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USEC, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.2 to a Form 10-Q filed on November 2, 2007, as modified by the same contract refiled with fewer redactions as Exhibit 10.34 to Form 10-K filed March 14, 2012.

Based on representations by USEC, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.2   through December 22, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel